Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No.1 to the Registration Statement (Form S-3) and related Prospectus of Crestwood Equity Partners LP for the registration of 7,290,552 shares of its common stock and to the incorporation by reference therein of our reports dated February 26, 2016, with respect to the consolidated financial statements and schedules of Crestwood Equity Partners LP, and the effectiveness of internal control over financial reporting of Crestwood Equity Partners LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

June 8, 2016